EXHIBIT A

CERAGON NETWORKS® REPORTS FOURTH QUARTER AND
YEAR-END 2005 FINANCIAL RESULTS

        TEL AVIV, Israel, February 6, 2006 – Ceragon Networks Ltd. (NASDAQ and TASE: CRNT), www.ceragon.com, a global provider of high-capacity broadband wireless systems, today reported results for the fourth quarter and year which ended December 31, 2005.

        Revenues for the fourth quarter of 2005 were $20.1 million, up 26% from $15.9 million for the fourth quarter of 2004 and 6.5% from $18.9 million in the third quarter of 2005.

        Net loss on a GAAP basis for the fourth quarter of 2005 was $6.4 million, or $0.25 basic and diluted net loss per share, including charges for a $7.1 million inventory write-down and a write-off of $390,000 long-term receivable. A reconciliation table of GAAP and non-GAAP results is provided below.

        Net income on a non-GAAP basis, excluding these charges, was $1.0 million, or $0.04 per basic and diluted share, compared to $713,000, or $0.03 per basic and diluted share in the fourth quarter of 2004, and $769,000, or $0.03 per basic and diluted share for the third quarter of 2005.

        Gross margin on a GAAP basis in the fourth quarter of 2005 was 0.6% of revenues. On a non-GAAP basis, gross margin for the fourth quarter of 2005, excluding charges, was 37.8% of revenues.

        Revenues for the full year of 2005 were $73.8 million, up 35% from $54.8 million in 2004. Net loss on a GAAP basis for 2005 was $3.8 million, or $0.15 per basic and diluted share. On a non-GAAP basis, net income for 2005 was $3.6 million, or $0.14 per basic share and 0.13 per diluted share. This compares to a net income of $1.6 million, or $0.06 per basic and diluted share for 2004.

        The Company ended the fourth quarter of 2005 with $33 million in cash and liquid investments.

        “Wireless network convergence continues to fuel our growth,” said Ira Palti, President and CEO of Ceragon. We improved our ability to capitalize on this trend in Q4 with the formal OEM agreement with Nokia which will help us achieve global reach with FibeAir family of products.”

        “We are pleased with customer response to our new FibeAir 1500HP ultra-high power radio since its introduction in Q4,” continued Mr. Palti. “As we phase out older products and our new products gain traction in 2006, we expect to improve profitability, even as we continue to invest in retaining our technology leadership.”

        A conference call discussing Ceragon’s results for the fourth quarter of 2005 will take place today, February 6, 2006, at 9:00 a.m. (EST). Investors can join the Company’s teleconference by calling (719) 457-2731 and referencing confirmation number 8843648 at 8:50 a.m. EST.

        Investors are also invited to listen to the call live via the Internet by accessing Ceragon Networks’ website at the investors’ page: http://www.ceragon.com/site/Investor_events.asp, selecting the webcast link, and following the registration instructions.

        If you are unable to join us live, the replay numbers are: 888-203-1112 or international: +1-719-457-0820. Access code is: 8843648. A replay of both the call and the webcast link will be accessible through Tuesday February 16, 2006.

About Ceragon Networks Ltd.

        Ceragon Networks Ltd. (NASDAQ & TASE: CRNT), a pacesetter in broadband wireless networking systems, enables rapid and cost-effective high-capacity network connectivity for mobile cellular infrastructure, fixed networks, private networks and enterprises. Ceragon’s modular FibeAir® product family operates across multiple frequencies, supports integrated high-capacity services over SONET/SDH, ATM and IP networks, and offers innovative built-in add/drop multiplexing and encryption functionality to meet the growing demand for value -added broadband services. Ceragon’s FibeAir product family complies with North American and international standards and is installed with over 150 customers in more than 60 countries. More information is available at www.ceragon.com.

        Ceragon Networks®, CeraView®, FibeAir® and the FibeAir® design mark are registered trademarks of Ceragon Networks Ltd., and Ceragon™, PolyView™, ConfigAir™, CeraMon™, EtherAir™, QuickAir™, QuickAir Partner Program™, QuickAir Partner Certification Program™, QuickAir Partner Zone™, EncryptAir™ and Microwave Fiber™ are trademarks of Ceragon Networks Ltd.

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        Ceragon Reports Fourth Quarter and Fiscal Year 2005 Results

CONSOLIDATED STATEMENTS OF OPERATIONS
U.S. dollars in thousands, except share and per share data

	Three months ended December 31,		Year ended December 31,
	2005	2004	2005	2004

Revenues	$20,110	$15,952	$73,777	$54,831
Cost of revenues (including a write-off of inventories
and long-term receivables in the amount of $7,082 and
$390 respectively, in the three months ended
December 31, 2005)	19,984	9,549	52,485	32,191

Gross profit	126	6,403	21,292	22,640

Operating expenses:
Research and development	2,687	2,582	10,701	9,686
Less: grants and participations	413	532	1,752	2,293

Research and development, net	2,274	2,050	8,949	7,393
Selling and marketing	3,601	2,977	13,613	11,645
General and administrative	891	749	3,068	2,429
Amortization of deferred stock compensation (a)	4	53	162	374

Total operating expenses	6,770	5,829	25,792	21,841

Operating profit (loss)	(6,644)	574	(4,500)	799
Financial income, net	188	125	607	674
Other income	7	14	66	141

Net income (loss)	$(6,449)	$713	$(3,827)	$1,614

Basic net earnings (loss) per share	$(0.25)	$0.03	$(0.15)	$0.06

Diluted net earnings (loss) per share	$(0.25)	$0.03	$(0.15)	$0.06

Weighted average number of shares used in computing basic
net earnings (loss) per share	26,313,628	25,576,831	26,137,121	25,066,937

Weighted average number of shares used in computing
diluted net earnings (loss) per share	26,313,628	28,028,118	26,137,121	28,069,844

(a) Amortization of deferred stock compensation
relates to the following:

Cost of revenues	$-	$7	$2	$36
Research and development, net	-	14	12	86
Selling and marketing	-	25	16	196
General and administrative	4	7	132	56

Total amortization of deferred stock
compensation	$4	$53	$162	$374

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        Ceragon Reports Fourth Quarter and Fiscal Year 2005 Results

CONSOLIDATED BALANCE SHEETS
U.S. dollars in thousands, except share and per share data

	December 31,
	2005	2004

ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$10,315	$11,234
Short-term bank deposits	3,917	3,973
Marketable securities	5,654	11,101
Trade receivables, net	15,079	6,939
Other accounts receivable and prepaid expenses	5,141	4,435
Inventories	16,144	19,083

Total current assets	56,250	56,765

LONG-TERM INVESTMENTS:
Long-term bank deposits	5,322	4,451
Long-term marketable securities	7,814	7,042
Long-term receivables	-	390
Severance pay funds	2,142	1,947

Total long-term investments	15,278	13,830

PROPERTY AND EQUIPMENT, NET	2,464	2,516

Total assets	$73,992	$73,111

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES:
Trade payables	$12,382	$9,348
Deferred revenues	3,456	3,114
Other accounts payable and accrued expenses	5,541	5,476

Total current liabilities	21,379	17,938

ACCRUED SEVERANCE PAY	3,424	2,986

SHAREHOLDERS' EQUITY:
Share capital:
Ordinary shares of NIS 0.01 par value: Authorized: 40,000,000 shares as of
December 31, 2004 and December 31, 2005; Issued and outstanding:
25,853,421 shares and 26,335,003 shares as of December 31, 2004 and
December 31, 2005, respectively	65	64
Additional paid-in capital	177,338	176,546
Deferred stock compensation	(26)	(73)
Other comprehensive Income	51	62
Accumulated deficit	(128,239)	(124,412)

Total shareholders' equity	49,189	52,187

Total liabilities and shareholders' equity	$73,992	$73,111

        Ceragon Reports Fourth Quarter and Fiscal Year 2005 Results

RECONCILIATION OF NON-GAAP FINANCIAL RESULTS
U.S. dollars in thousands, except share and per share data

	Quarter Ended December 31, 2005			Quarter Ended December 31, 2004
	GAAP (as reported)	Adjustment	Non-GAAP	As reported

Revenues	$20,110		$20,110	$15,952
Cost of revenues (*)	19,984	7,472	12,512	9,549
Gross profit	126	7,472	7,598	6,403
Total operating expenses	6,770	-	6,770	5,829
Operating profit (loss)	(6,644)	7,472	828	574
Financial income, net	188	-	188	125
Other income	7	-	7	14

Net profit (loss)	(6,449)	7,472	1,023	713

Weighted average number of
shares used in computing basic
net earnings (loss) per share	26,313,628		26,313,628	25,576,831

Weighted average number of
shares used in computing
diluted net earnings (loss) per
share	26,313,628		27,400,756	28,028,118

Basic net earnings (loss) per
share	$(0.25)	$0.29	$0.04	$0.03

Diluted net earning (loss) per
share	$(0.25)	$0.29	$0.04	$0.03

(*) Cost of revenues
Inventory write-down		7,082
Long-term receivables write-off		390

Total		7,472

        Ceragon Reports Fourth Quarter and Fiscal Year 2005 Results

RECONCILIATION OF NON-GAAP FINANCIAL RESULTS
U.S. dollars in thousands, except share and per share data

	Year Ended December 31, 2005			Year Ended December 31, 2004
	GAAP (as reported)	Adjustment	Non-GAAP	As reported

Revenues	$73,777		$73,777	$54,831
Cost of revenues (*)	52,485	7,472	45,013	32,191
Gross profit	21,292	7,472	28,764	22,640
Total operating expenses	25,792	-	25,792	21,841
Operating profit (loss)	(4,500)	7,472	2,972	799
Financial income, net	607	-	607	674
Other income	66	-	66	141

Net profit (loss)	(3,827)	7,472	3,645	1,614

Weighted average number of
shares used in computing basic
net earnings (loss) per share	26,137,121		26,137,121	25,066,937

Weighted average number of
shares used in computing
diluted net earnings (loss) per
share	26,137,121		27,590,873	28,069,844

Basic net earnings (loss) per
share	$(0.15)	$0.29	$0.14	$0.06

Diluted net earning (loss) per
share	$(0.15)	$0.28	$0.13	$0.06

(*) Cost of revenues
Inventory write-down		7,082
Long-term receivables write-off		390

Total		7,472

Ceragon Reports Fourth Quarter and Fiscal Year 2005 Results

This press release may contain statements concerning Ceragon’s future prospects that are “forward-looking statements” under the Private Securities Litigation Reform Act of 1995. These statements are based on current expectations and projections that involve a number of risks and uncertainties. There can be no assurance that future results will be achieved, and actual results could differ materially from forecasts and estimates. Important factors that could cause actual results to differ materially from forecasts and estimates include: Ceragon’s limited operating history and history of losses; Ceragon’s dependence on a limited number of key customers, independent manufacturers and suppliers; and the demand for Ceragon’s products and technology. These risks and uncertainties, as well as others, are discussed in greater detail in Ceragon’s Annual Report on Form 20-F and Ceragon’s other filings with the Securities and Exchange Commission. Forward-looking statements speak only as of the date on which they are made, and Ceragon undertakes no commitment to revise or update any forward-looking statement in order to reflect events or circumstances after the date any such statement is made.

Contacts:

Vered Shaked
Ceragon Networks Ltd.
+972-3-645-5513
vereds@ceragon.com